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SEC FILE NUMER
8- 70694

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL
REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING <u>01/01/24</u> AND ENDING <u>12/31/24</u>

                                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **TechSpeed Clearing LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30211 Avenida De Las Banderas

(No. and Street)

Rancho Santa Margarita	**CA**	**92688**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gary DeDilectis	**(201) 452-1164**	gdedilectis@techspeedclearing.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP

(Name – if individual, state last, first, and middle name)

485 Lexington Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

09/24/2003	**173**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR
240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

AFFIRMATION

I, Walter Peczon, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to TechSpeed Clearing LLC as of 12/31/24, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Walter Martin Peczon

Signature

CEO

Title

Commonwealth of Virginia

County of Prince William, Virginia

The foregoing instrument was subscribed and sworn

before me on 04/01/2025 by Walter Martin Peczon.



7966620

Electronic Notary Public

My commission expires: 04/30/2029

COMMONWEALTH OF VIRGINIA • ELECTRONIC NOTARY PUBLIC

N

Azeen Azeem

REGISTRATION NUMBER

7966620

COMMISSION EXPIRES

April 30, 2029

Notary Public

Notarized remotely online using communication technology via Proof.

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.
☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TechSpeed Clearing LLC
Statement of Financial Condition
December 31, 2024



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of TechSpeed Clearing LLC
Rancho Santa Margarita, CA

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TechSpeed Clearing LLC (the "Company") as of December 31, 2024, the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as TechSpeed Clearing LLC's auditor since 2022.

New York, New York
March 31, 2025

TechSpeed Clearing LLC

Statement of Financial Condition
December 31, 2024

Assets

Cash	$	602,142
Fixed assets, net of accumulated depreciation of $3,696		1,576
Prepaid expenses and other assets		2,242
Total assets	**$**	**605,960**

Liabilities and Members' Equity
Liabilities

Accrued expenses and other liabilities	$	3,734

Members' equity

Members' equity		602,226
Total liabilities and members' equity	**$**	**605,960**

The accompanying notes are an integral part of this statement of financial condition.

TechSpeed Clearing LLC

Notes to Statement of Financial Condition
December 31, 2024

1. Organization

TechSpeed Clearing LLC (the “Company") is a limited liability company formed under the laws of the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the “SEC”) and a member of the Financial Industry Regulatory Authority (“FINRA”).

The Company is approved by FINRA to operate pursuant to the full provisions of SEC Rule 15c3-3 (the Customer Protection Rule) and to engage in the following types of business; options broker or dealer, securities lending, and securities clearance and settlement. As of December 31, 2024, the Company has not opened any customer accounts.

Pacific Financial Group owns 99% of the company and an officer owns the remaining 1%.

2. Summary of Significant Accounting Policies

Basis of Presentation
This statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from the estimates.

Basis of Accounting
Expenses are recorded on the accrual basis of accounting. The Company has not commenced operations and therefore has no revenuses. At the time it commences operations it will record revenues on the accrual basis.

Cash
Cash deposits are held by two financial institutions and therefore are subject to the credit risk at those financial institutions. Cash on deposit in U.S. financial institutions may at times exceed federal insurance limits. The Company has not experienced any losses in the accounts and does not believe there to be any significant credit risk with respect to the deposits.

Cash Segregated under Federal and Other Regulations
The Company has established a segregated special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission (SEC). As the Company has no customers, the account did not have a balance as of December 31, 2024.

2. **Summary of Significant Accounting Policies (continued)**

    Income Taxes
    The Company is a limited liability company and is treated as a partnership for federal income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the ultimate beneficial individual members for federal and state income taxes. Accordingly, the Company has not provided for federal and state income taxes.

    At December 31, 2024, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense. The Company's federal and state income tax returns are generally open for examination for years 2021 through 2024.

    Allowance for Credit Losses
    The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset and certain off-balance sheet exposures.

    The Company will consider factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining any allowance for credit losses.

    The Company did not have any accounts receivable; therefore, it was not impacted by the guidance.

    Fixed Assets
    Computer equipment, software and furniture are stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, which range from three to seven years.

3. **Regulatory Requirements**

    The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method of computing its net capital. Under this method, net capital as defined, shall not be less than $250,000. At December 31, 2024, the Company had net capital of approximately $598,000 which exceeded requirements by approximately $348,000.

    The Company has not opened any customer accounts, and does not hold customer funds or securities.

4. **Concentration Risk**

    Approximately 96% of the Company's liquid assets are held at one major financial institution.

5. **Commitmemts and Contingencies**

    As of December 31, 2024, the Company had no commitments or contingencies that required disclosure.

6. **Segment Reporting**

    The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

    The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The CODM is the executive committee comprised of the chief executive officer and the chief financial officer/chief compliance officer. The net income is used by the CODM to evaluate the results of the business to manage the company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and summary of significant accounting policies notes.

7. **Management's Plans**

    As an SEC-registered and FINRA member broker-dealer, the Company must maintain net capital on a daily basis in accordance with the SEC Uniform Net Capital Rule. The Company has a net loss for the year ended December 31, 2024. It is the intention of the members to raise capital through an organized sale or continue to operate the Company for the twelve-month period from the date that these financial statements are issued and contribute the necessary capital to maintain the operations, fund its ongoing expenses and meet the net capital requirements of the SEC's Uniform Net Capital Rule.

8. **Subsequent Events**

    Management of the Company has evaluated events or transactions that may have occurred since December 31, 2024 and determined that there are no material events that would require adjustment or disclosure in the Company's financial statements.